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                                                                  Exhibit 99.105

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    TRANSITION THERAPEUTICS RELOCATES HEAD OFFICE TO MARS DISCOVERY DISTRICT

TORONTO, JULY 4 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH) today announced its head office relocation to the Medical and Related Sciences (MaRS) Discovery District in downtown Toronto.

"Relocating to MaRS will place us at the hub of an internationally recognized centre of excellence that connects innovation and business in the life science space," said Dr. Tony Cruz Chairman and Chief Executive Officer of Transition. "Transition's business model emphasizes the synergy between science and commerce and this move will help us advance our product acquisition, development and commercialization initiatives."

The MaRS Discovery District occupies two square kilometers in the heart of downtown Toronto and is in close proximity to seven world-renowned hospitals, more than 30 medical and related science research centres, the University of Toronto and the financial district.

Effective today, Transition Therapeutics new offices will be located at 101 College Street, Suite 220, Toronto, Ontario M5G 1L7. Phone and fax numbers remain unchanged.

ABOUT MARS

MaRS (Medical and Related Sciences) Discovery District (www.marsdd.com) is a globally significant research and enterprise entity designed to accelerate commercialization in the fast-emerging biosciences and related technology fields. Located in the heart of Toronto, Ontario, Canada, MaRS brings together research, capital and industry into a single venue dedicated to transforming ideas into products and partnerships. MaRS will help to expand and strengthen the marketplace by improving the productivity of technology transfer, increasing capital flows, and growing the number of strong companies spinning out of research institutions. The MaRS Centre will co-locate start-ups and established companies, business and scientific support services, and venture capital under one roof. Phase One and Two of MaRS Centre will total over 1.3 million square feet, which will be available for laboratory research, business offices, meetings and conferences. The MaRS Discovery District is a federally incorporated, not-for-profit corporation, founded by leaders from Canada's academic, business, and scientific communities.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of

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diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for both a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes. In addition, Transition has received clearance to initiate an exploratory Phase IIa clinical trial to evaluate efficacy, safety, and tolerability of E1-I.N.T.(TM) in type II diabetes patients and has received approval to commence a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:07e 04-JUL-05